As filed with the Securities and Exchange Commission on August 10, 2007
File No. 333-145098

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1 TO
FORM F-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
FREESEAS INC.
(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	4412	Not Applicable

(State or other jurisdiction of incorporation or organization)	Primary Standard Industrial Classification Code Number	(I.R.S. Employer Identification No.)
89 Akti Miaouli & 4 Mavrokordatou Street, 185 38, Piraeus, Greece
011-30-210-452-8770

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Broad and Cassel
Attention: A. Jeffry Robinson, P.A.
2 S. Biscayne Boulevard, 21st Floor
Miami, Florida 33131
Telephone: (305) 373-9400
Facsimile: (305) 995-6402

(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
A. Jeffry Robinson, P.A.
Broad and Cassel
2 S. Biscayne Boulevard, Suite 2100
Miami, Florida 33131
Telephone: (305) 373-9400
Facsimile: (305) 995-6402
Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

     Pursuant to Rule 429, this Registration Statement serves as Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-124825) relating to (i) 3,657,500 shares of the Registrant’s common stock issuable upon exercise of the Registrant’s currently outstanding Class W and Class Z warrants; (ii) the underwriter’s unit purchase option sold to the underwriter in the initial public offering of the Registrant’s predecessor and the 12,500 Series A units and 65,000 Series B units underlying the unit purchase option, the 155,000 shares of common stock underlying the Series A units and Series B units, 255,000 Class W and Class Z warrants underlying the Series A units and Series B units, and 255,000 shares of common stock underlying those warrants; (iii) 378,529 shares of the Registrant’s common stock owned by certain shareholders; and (iv) 250,000 shares of the Registrant’s common stock issuable upon exercise of currently outstanding Class W and Class Z warrants owned by certain shareholders.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS
SUBJECT TO COMPLETION DATED AUGUST 10, 2007
4,923,334 SHARES OF COMMON STOCK
FREESEAS INC.
     This Prospectus relates to
•	3,672,500 shares of common stock issuable upon exercise of FreeSeas Class W warrants and Class Z warrants, including 151,250 shares of FreeSeas common stock issuable upon exercise of Class W and Class Z warrants owned by certain selling shareholders;

•	840,834 shares of FreeSeas common stock currently owned by certain shareholders of FreeSeas and 15,000 Class Z warrants currently owned by the lead underwriter in our initial public offering; and

•	155,000 shares of FreeSeas common stock and 255,000 Class W and Class Z warrants (including 255,000 shares of FreeSeas common stock issuable upon exercise of such warrants) included in units that may be purchased by the lead underwriter in the initial public offering of FreeSeas’ predecessor.
     We will receive proceeds only from the exercise of the warrants. The exercise price of all of these warrants is $5.00 per share. We will not receive any of the proceeds from the sale by the selling shareholders of their common stock. We will bear all of the expenses of registering this offering.
     The selling shareholders may offer their common stock from time to time in transactions in the over-the-counter market, in negotiated transactions, or a combination of these methods of sale. The sales prices may be at market prices prevailing at the time of sale or at negotiated prices. The selling shareholders may sell their securities to or through broker-dealers, and these broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of the common stock.
     FreeSeas’ common stock, Class W warrants and Class Z warrants are currently traded on the NASDAQ Capital Market under the symbols FREE, FREEW and FREEZ, respectively. On August 1, 2007, the last reported sale price of the common stock was $8.41 and the last reported sale prices of the Class W warrants and the Class Z warrants were $2.85 and $2.86, respectively.
     You should carefully consider the “Risks of Investing in Our Securities” section beginning on page 5 of this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is                               , 2007

     We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy (1) any securities other than shares of our common stock or (2) shares of our common stock in any circumstances in which our offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

     i

ENFORCEABILITY OF CIVIL LIABILITIES
     We are a Marshall Islands company and our executive offices are located outside of the United States of America in Piraeus, Greece. All except one of our directors, all of our officers and some of the experts named herein reside outside the United States of America. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States of America. As a result, you may have difficulty serving legal process within the United States of America upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States of America, judgments you may obtain in United States of America courts against us or these persons in any action, including actions based upon the civil liability provisions of United States of America federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Republic of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States of America federal or state securities laws.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus contains forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:
•	our future operating or financial results;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	drybulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	our expectations about the availability of vessels to purchase or the useful lives of our vessels;

•	our ability to leverage to our advantage our manager’s relationships and reputations in the drybulk shipping industry;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	global and regional political conditions;

     ii

•	acts of terrorism and other hostilities; and

•	other factors discussed in the section titled “Risks of Investing in Our Securities.”
     We undertake no obligation to publicly update or revise any forward-looking statements contained in this prospectus, or the documents to which we refer you in this prospectus, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

     iii

PROSPECTUS SUMMARY
     This section summarizes some of the information and consolidated financial statements that appear later in this prospectus. As an investor or prospective investor, you should review carefully the risk factors and the more detailed information and financial statements that appear later in this prospectus. In this prospectus, references to “FreeSeas,” “Company,” “we,” “our,” “ours” and “us” refer to FreeSeas Inc. and its subsidiaries, unless otherwise stated or the context requires. All references to “$” and “dollars” in this prospectus refer to U.S. dollars
     We use the term “deadweight tons,” or dwt, in describing the capacity of our drybulk carriers. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Drybulk carriers are categorized as Handysize, Handymax, Panamax and Capesize. The carrying capacity of a Handysize drybulk carrier ranges from 10,000 to 39,999 dwt and that of a Handymax drybulk carrier ranges from 40,000 to 59,999 dwt. By comparison, the carrying capacity of a Panamax drybulk carrier ranges from 60,000 to 79,999 dwt and the carrying capacity of a Capesize drybulk carrier is 80,000 dwt and above.
Our Company
     We are an international drybulk shipping company incorporated on April 23, 2004 under the laws of the Republic of the Marshall Islands with headquarters in Piraeus, Greece. We are currently focusing on the Handysize and Handymax sectors, which we believe will enable us to transport a wider variety of cargoes and pursue a greater number of chartering opportunities than if we owned larger vessels. We may, however, acquire larger drybulk vessels if market conditions warrant.
     Our existing fleet consists of three Handysize vessels that carry a variety of drybulk commodities, including coal, grains, and iron ore which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, sugar and rice, or “minor bulks.”
     We contract the management of our fleet to Free Bulkers, S.A., a company owned by Ion G. Varouxakis, our chief executive officer. Free Bulkers will provide technical management of our fleet, accounting services and office space and has subcontracted the charter and post-charter management of our fleet to Safbulk Pty Ltd., or Safbulk, a company controlled by the Restis family. We believe that Safbulk has achieved a strong reputation in the international shipping industry for efficiency and reliability that should create new employment opportunities for us with a variety of well known charterers. While Safbulk is responsible for finding and arranging charters for our vessels, the final decision to charter our vessels remains with us.

Our Fleet
     The following table details our fleet:

Vessel		Year	Vessel		Purchase	Delivery
Name	Dwt	Built	Type	Employment	Price	Date
Free Envoy	26,318	1984	Handysize	1-year time charter through April 2008 at $17,000 per day	$9.5 million	September 2004

Free Destiny	25,240	1982	Handysize	Spot — currently at $16,500 per day	$7.6 million	August 2004

Free Hero	24,318	1995	Handysize	Balance of time charter through December 2008/February 2009 at $14,500 per day	$25.25 million	July 2007
     We have agreed to purchase a 47,777-dwt Handymax vessel built in 2002, the M/V Free Jupiter, for $47.0 million. We currently expect to take delivery of the M/V Free Jupiter in August or September 2007. Upon delivery, the M/V Free Jupiter will be chartered on a three-year time charter through September 2010, at a rate of $32,000 per day for the first year of the charter, $28,000 per day for the second year, and $24,000 per day for the third year.
Our Corporate History
     We were incorporated on April 23, 2004 by Ion G. Varouxakis, our chairman, chief executive officer and president, and two other co-founding shareholders under the name “Adventure Holdings S.A.” pursuant to the laws of the Republic of the Marshall Islands to serve as the parent holding company of our ship-owning entities. On April 27, 2005, we changed our name to “FreeSeas Inc.”
     On December 15, 2005, we completed a merger with Trinity Partners Acquisition Company Inc., a blank check company formed to serve as a vehicle to complete a business combination with an operating business. At the time of the merger we owned three drybulk carriers, the M/V Free Destiny, the M/V Free Envoy and the M/V Free Fighter. Under the terms of the merger, we were the surviving corporation. Each outstanding share of Trinity’s common stock and Class B common stock was converted into the right to receive an equal number of shares of our common stock, and each Trinity Class W warrant and Class Z warrant was converted into the right to receive an equal number of our Class W warrants and Class Z warrants.
     Our common stock, Class W warrants and Class Z warrants began trading on the NASDAQ Capital Market on December 16, 2005 under the trading symbols FREE, FREEW and FREEZ, respectively. As a result of the merger, Trinity’s former securities, including the Trinity Class A Units and the Class B Units, ceased trading on the OTC Bulletin Board.

     In January 2007, Mr. Varouxakis, through a Marshall Islands corporation wholly owned by him, purchased all of the shares of common stock owned by the two other co-founding shareholders. He simultaneously sold shares of common stock owned by him to FS Holdings Limited, an entity controlled by the Restis family, and to certain other entities. As a result of these transactions, Mr. Varouxakis now beneficially owns (including shares underlying options and warrants beneficially owned by him) approximately 34.5% of our outstanding common stock and FS Holdings Limited beneficially owns (including shares underlying warrants) approximately 40.2% of our outstanding common stock. Immediately following these transactions, our board of directors appointed Mr. Varouxakis chairman of the board and president, the two other co-founding shareholders and two other directors resigned from the board, and two new directors were appointed to fill the vacancies.
     Our executive offices are located at 89 Akti Miaouli & 4 Mavrokordatou Street, 185 38, Piraeus, Greece and our telephone number is 011-30-210-452-8770.
Recent Developments
     On April 27, 2007, we sold the M/V Free Fighter for $11,075,000 and repaid $2,330,000 on Advance A and $2,470,000 on Advance B of the loans with First Business Bank using proceeds from the sale of that vessel to make these payments.
     On May 1, 2007, we entered into memoranda of agreement pursuant to which we agreed to purchase four secondhand drybulk carriers, the M/V Free Hero, M/V Free Jupiter, M/V Free Iris and M/V Free Gentleman, from non-affiliated parties for a total purchase price of $114.0 million. In accordance with the memoranda of agreement, we provided deposits totaling $11.4 million to the respective sellers of the above four vessels. We obtained the funds for the deposits from a $5.5 million draw on the $14.0 million unsecured shareholder loan described below and $5.9 million from our cash on hand, primarily resulting from the sale of the M/V Free Fighter in April 2007. We anticipated financing the remaining $102.6 million of the purchase prices of the above vessels, due upon their respective deliveries, by utilizing the following: (i) up to $68.0 million in a senior secured loan from HSH Nordbank AG; (ii) up to $21.5 million in a junior loan from BTMU Capital Corporation, an affiliate of the Bank of Tokyo Mitsubishi; (iii) the remaining $8.5 million of the $14.0 million unsecured shareholder loan (which was drawn down on June 22, 2007 as discussed further below); (iv) cash on hand from operations and (v) an overdraft credit facility of $4 million available from Hollandsche Bank — Unie N.V.
     We took delivery of the M/V Free Hero on July 3, 2007 and we paid the $22.7 million remaining balance, net of the deposit paid, of the $25.25 million purchase price using $20.4 million from the above described senior and junior financing sources and $2.3 million from cash on hand. The vessel is currently subject to a $14,500 per day time charter expiring in December 2008, with a charterer’s option for extension until February 2009. We expect to take delivery of the M/V Free Jupiter in August or September 2007. The purchase price for the M/V Free Jupiter is $47.0 million and we expect to utilize the above-described financing sources to pay the remaining $42.3 million balance of the purchase price due upon delivery.
     Due to a dispute between third parties unrelated to us and the sellers of the M/V Free Gentleman and M/V Free Iris, which would have resulted in the vessels not being delivered as per the terms of their respective memoranda of agreement, we decided, in agreement with the sellers, to terminate those agreements on July 27, 2007, with immediate return of the full deposits for such vessels totaling $4.25 million. We intend to seek to replace the two undelivered vessels with alternative tonnage of similar profile and return characteristics in an effort to expand our fleet in the Handysize/Handymax segment. We intend to utilize our available cash and the remainder of our existing credit facilities as described above for any future near term acquisitions.
     The following table details the vessels acquired and to be acquired.

Name	Class	DWT	Built	Flag	Purchase Price	Delivery Date	Employment
Free Jupiter	Handymax	47,777	2002	Marshall Islands	$47.00 million(1)	Aug/Sept 2007	3-year time charter through September 2010 at $32,000 per day for first year, $28,000 per day for second year, and $24,000 per day for third year

Free Hero	Handysize	24,318	1995	Marshall Islands	$25.25 million(1)	Delivered July 3, 2007	Currently fixed to 2-year time charter through Dec 08/Feb 09
(1) The purchase price for each of the M/V Free Hero and the M/V Free Jupiter were specifically negotiated for each vessel based on its particular attributes (i.e., based on factors including the vessel’s age, builder, configuration and condition).
     The M/V Free Destiny and M/V Free Envoy have a combined carrying capacity of 51,000 dwt, a combined book value of $10.3 million, and an average age of 24 years. As a result of the acquisition of the M/V Free Hero and the M/V Free Jupiter, which we expect to be delivered in August or September 2007, we will increase the aggregate dwt of our fleet to approximately 123,000 dwt, increase the aggregate book value of our fleet to $82.6 million, and reduce the average age of our fleet to 16 years.
     The $14.0 million loan from one of our principal shareholders was signed on May 7, 2007 and accrues interest on the outstanding principal balance at the annual rate of 12.0%, payable upon maturity of the loan. The loan is due at the earlier of (i) May 7, 2009, (ii) the date of a “Capital Event,” which is defined as any event in which we raise gross proceeds of not less than $40 million in an offering of our common stock or other equity securities or securities convertible into or exchangeable for our equity securities, or (iii) the date of acceleration of the amounts due under the note. Additionally, we agreed to issue to that shareholder, for every $1.0 million drawn under the loan, 50,000 warrants to purchase shares of our common stock at an exercise price of $5.00 per share. On May 8, 2007, we drew down $5.5 million from the shareholder loan in connection with the deposits to be posted under the memoranda of agreement for the acquisition of the vessels. On June 22, 2007, we drew down the remaining $8.5 million from the shareholder loan in anticipation of taking delivery of the M/V Free Gentleman, which delivery, however, was never completed as discussed above. We have issued the shareholder 700,000 warrants to purchase shares of our common stock at an exercise price of $5.00 per share in connection with such draw downs.

RISKS OF INVESTING IN OUR SECURITIES
     Our business faces certain risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business. If any of the events or circumstances described as risks below or elsewhere in this prospectus actually occurs, our business, results of operations or financial condition could be materially and adversely affected.
Industry-Specific Risk Factors
     The cyclical nature of the international shipping industry may lead to volatile changes in charter rates and vessel values, which may reduce our revenues and net income.
     We are an independent shipping company that operates in the international drybulk shipping market. Our profitability is dependent upon the charter rates we are able to charge. The supply of and demand for shipping capacity strongly influences charter rates. The demand for shipping capacity is determined primarily by the demand for the type of commodities carried, the distance that those commodities must be moved by sea, and the demand for vessels of a particular size. The demand for commodities is affected by, among other things, world and regional economic and political conditions (including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, port congestion, and changes in seaborne and other transportation costs. The size of the existing fleet per size category (i.e., Handysize/Handymax, Panamax or Capesize) in any particular dry bulk market, the number of new vessel deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e., laid-up, dry-docked, awaiting repairs or otherwise not available for hire), determines the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo.
     In addition to the prevailing and anticipated charter rates, factors that affect the supply and demand for shipping capacity include the rate of newbuilding, scrapping and laying-up, newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors are outside of our control, and we cannot predict the nature, timing and degree of changes in industry conditions. Some of these factors may have a negative impact on our revenues and net income.
     The market value of our vessels can fluctuate significantly. The market value of our vessels may increase or decrease depending on the following factors:
•	economic and market conditions affecting the shipping industry in general;

•	supply of drybulk vessels, including secondhand vessels;

•	demand for drybulk vessels;

•	types and sizes of vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	new regulatory requirements from governments or self-regulated organizations; and

•	prevailing level of charter rates.
     Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. In addition, any determination that a vessel’s remaining useful life and earnings requires an impairment of its value on our financial statements could result in a charge against our earnings and a reduction in our shareholders’ equity. If for any reason we sell our vessels at a time when prices have fallen, the sale may be less than that vessel’s carrying amount on our financial statements, and we would incur a loss and a reduction in earnings.
     Charter rates, which in the international drybulk shipping industry approached historic highs in the second quarter of 2007, may decline as a result of increased capacity and slowing worldwide economic growth, thereby reducing our future profitability.
     After reaching a peak in mid-2005, charter rates and vessel values decreased during the remainder of 2005 and the first half of 2006. Since July 2006, charter rates and the value of second-hand vessels have risen sharply, approaching historical record high levels in July 2007. We cannot give any assurance as to how long these rate levels may be maintained and, if they begin to decline, to what levels they might fall. We anticipate that the future demand for our drybulk carriers and drybulk charter rates will be dependent upon continued economic growth particularly in China and India and elsewhere in the world generally, seasonal and regional changes in demand, and changes to the capacity of the world fleet. Adverse industry, economic, political, social or other developments could also decrease the amount and/or profitability of our business and materially reduce our revenues and net income.
     The nature, timing and degree of changes in industry conditions are unpredictable and outside of our control. Some of the factors that influence demand for vessel capacity include:
•	supply and demand for drybulk commodities;

•	global and regional economic conditions;

•	the distance drybulk commodities are to be moved by sea; and

•	changes in seaborne and other transportation patterns.
     Some of the factors that influence the supply of vessel capacity include:
•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	the number of vessels that are laid-up; and

•	changes in global drybulk commodity production.
     An oversupply of drybulk carrier capacity may lead to reductions in charter rates and our profitability.
     The market supply of drybulk carriers, primarily Capesize and Panamax vessels, has been increasing, and the number of such drybulk carriers on order are near historic highs. Newbuildings were delivered in significant numbers starting at the beginning of 2006 and are expected to continue to be delivered in significant numbers through 2007. As of June 2007, newbuilding orders had been placed for an aggregate of more than 34% of the current global drybulk fleet, with deliveries expected during the next 36 to 48 months. An oversupply of drybulk carrier capacity may result in a reduction of our charter rates. If such a reduction occurs, when our vessels’ current charters expire or terminate, we may only be able to recharter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.
     An economic slowdown in the Asia Pacific region or elsewhere could materially reduce the amount and/or profitability of our business.
     A significant number of the port calls made by our vessels involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, but particularly in China or India, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience contraction in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain other Asian countries may adversely effect economic growth in China and elsewhere. Our revenues and net income, as well as our future prospects, would likely be materially reduced by an economic downturn in any of these countries.
     Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.
     The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a ‘‘market economy’’ and enterprise reform. Although limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces, many of the reforms are experimental and may be subject to change or abolition. We cannot assure you that the Chinese government will continue to pursue a policy of economic reform. The level of imports to and exports from China could be adversely affected by changes to these economic reforms, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, operating results and financial condition.
     Charter rates are subject to seasonal fluctuations, which may adversely affect our financial condition.
     Our fleet consists of Handysize and, upon the delivery of the M/V Free Jupiter, Handymax drybulk carriers that operate in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. The demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, reduce their level of production significantly during the summer holidays. Grain shipments are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains require drybulk shipping accordingly. As a result of these factors, the drybulk shipping industry is typically stronger in the fall and winter months. Therefore, we expect our revenues from our drybulk carriers to be typically weaker during the fiscal quarters ended June 30 and September 30 and, conversely, we expect our revenues from our drybulk carriers to be typically stronger in fiscal quarters ended December 31 and March 31. Seasonality in the drybulk industry could materially affect our operating results.
     The operation of drybulk carriers has certain unique operational risks.
     The operation of certain vessel types, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessels bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.
     We are subject to regulation and liability under environmental laws that could require significant expenditures and reduce our cash flows and net income.
     Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. We are also required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Because such conventions, laws, regulations and permit requirements are often revised, we cannot predict the ultimate cost of complying with such conventions, laws, regulations or permit requirements, or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business and thereby reduce our revenue or increase our cost of doing business, thereby materially decreasing our net income.
     The operation of our vessels is affected by the requirements set forth in the International Safety Management, or ISM, Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System.” The system includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and/or may result in a denial of access to, or detention in, certain ports. Currently, Lloyd’s Register of Shipping has awarded ISM and International Ship and Port Facilities Security, or ISPS, certification to all of our vessels and to Free Bulkers, our ship management company. There can be no assurance, however, that such certification will be maintained indefinitely.
     The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.
     We currently maintain, for each of our vessels, protection and indemnity insurance, which includes pollution liability coverage, in the amount of one billion dollars per incident. If the damages from a catastrophic incident exceeded our insurance coverage, the payment of these damages may materially decrease our net income.

     The International Maritime Organization, or IMO, or other regulatory bodies may adopt further regulations in the future that could adversely affect the useful lives of our vessels as well as our ability to generate income from them. These requirements can also affect the resale value of our vessels.
     The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States of America or any of its territories and possessions or whose vessels operate in waters of the United States of America, which includes the territorial sea of the United States of America and its 200 nautical mile exclusive economic zone.
     Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).
     If any of our vessels fail to maintain their class certification and/or fail any annual survey, intermediate survey, dry docking or special survey, that vessel would be unable to carry cargo, thereby reducing our revenues and profitability and violating certain loan covenants of our third-party indebtedness.
     The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention, or SOLAS. Our vessels are currently classed with Lloyd’s Register of Shipping and Korean Register of Shipping.
     A vessel must undergo annual surveys, intermediate surveys, dry dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel.
     If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable, thereby reducing our revenues and profitability. That could also cause us to be in violation of certain covenants in our loan agreements. In addition, the cost of maintaining our vessels’ classifications may be substantial at times and could result in reduced revenues.
     Maritime claimants could arrest our vessels, which could interrupt our cash flow.
     Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arresting or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted.
     In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner or managed by the same manager. Claimants could try to assert “sister ship” liability against one of our vessels for claims relating to another of our vessels or a vessel managed by our manager.

     Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.
     A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our vessels for hire, which occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could reduce our revenues and net income.
     World events outside our control such as terrorism and international and regional hostilities may negatively affect our ability to operate, thereby reducing our revenues and net income or our ability to obtain additional financing, thereby restricting the implementation of our business strategy.
     Terrorist attacks such as those in New York on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere continue to cause uncertainty in the world financial markets and may adversely affect our business and operating results by increasing security costs and creating delays because of heightened security measures. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea.
     Terrorist attacks and international and regional hostilities may also negatively impact our vessels or our customers directly. The continuing conflict in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to economic instability and could result in increased volatility of the financial markets in the United States of America and globally, an economic recession in the United States of America or the world and a corresponding reduction in our business and future prospects. Any of these occurrences could prevent us from obtaining additional financing on terms acceptable to us or at all and have a material adverse impact on our operating results, revenues and costs which would impair our implementation of our business strategy.
     Risks involved with operating ocean-going vessels could affect our business and reputation, which may reduce our revenues.
     The operation of an ocean going vessel has inherent risks. These risks include the possibility of:
•	crew strikes and/or boycotts;

•	marine disaster;

•	piracy;

•	environmental accidents;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.
     The involvement of any of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel operator. Any of these circumstances or events could increase our costs or lower our revenues.

     Rising fuel prices may adversely affect our profits.
     The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.
Company-Specific Risk Factors
     We have a limited operating history and have cumulative deficits.
     Our company was formed in April 2004, and we did not own or operate any vessels prior to June 2004. We therefore have a limited operating history and limited historical financial data on which to evaluate our operations or our ability to implement and achieve our business strategy. As of December 31, 2006 and March 31, 2007, we had cumulative deficits of $2,702,000 and $1,789,000, respectively, which reflects the impact of cumulative losses during 2006 and prior years. Although we achieved net income of $913,000 for the first quarter of 2007, there can be no assurances that we will achieve net income for the remainder of the year or that our net income will be sufficient to offset our cumulative deficit.
     If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.
     We intend to continue to grow our fleet. Our growth will depend on:
•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired vessel successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining the required financing.
     Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations and difficulty experienced in (1) obtaining additional qualified personnel, (2) managing relationships with customers and suppliers and (3) integrating newly acquired operations into existing infrastructures. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with the execution of those growth plans.
     Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow.
     Our charters may terminate earlier than the dates indicated in this prospectus. The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel, or the failure of the related vessel to meet specified performance criteria. In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the drybulk shipping industry, the charter rates received for specific types of vessels, and various operating expenses. The costs and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition.
     We cannot predict whether our charterers will, upon the expiration of their charters, recharter our vessels on favorable terms or at all. If our charterers decide not to re-charter our vessels, we may not be able to recharter them on terms similar to the terms of our current charters or at all. If we receive lower charter rates under replacement charters or are unable to recharter all of our vessels, our business, operating results and financial condition may be adversely affected.
     Our earnings may be adversely affected if we do not successfully employ our vessels.
     We intend to employ our vessels in fixed-rate period charters and spot charters. While current charter rates are high relative to historical rates, the charter market is volatile, and at times in the past charter rates for vessels have declined below operating costs of vessels. If our vessels become available for employment in the spot market or under new period charters during periods when charter rates have fallen, we may have to employ our vessels at depressed charter rates that would lead to reduced or volatile earnings. We cannot assure you that future charter rates will be at a level that will enable us to operate our vessels profitably or to repay our debt.
     We will not be able to take advantage of favorable opportunities in the current spot market with respect to vessels employed on medium- to long-term time charters.
     Following the delivery of the M/V Free Jupiter, three of the four vessels in our fleet will be employed under medium- to long-term time charters, with expiration dates ranging from April 2008 to September 2010. Although medium- and long-term time charters provide relatively steady streams of revenue, vessels committed to medium- and long-term charters may not be available for spot voyages during periods of increasing charter hire rates, when spot voyages might be more profitable.
     We previously relied on spot charters and may spot-charter certain of our vessels in the future. The rates on spot charters are very competitive and volatile, which can result in decreased revenues if spot charter rates decline.
     Our vessels have previously been spot chartered, which made our historical revenues subject to greater fluctuation. In the future, we may continue to spot charter certain of our vessels. The spot charter market is highly competitive and rates within this market are subject to volatile fluctuations, while longer-term period time charters provide income at pre-determined rates over more extended periods of time. If we decide to continue to spot charter certain of our vessels, there can be no assurance that we will be successful in keeping those vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable those vessels to be operated profitably.
     If vessels that we acquire for our fleet are not delivered on time or delivered with significant defects, our business, results of operations and financial condition could be adversely affected.
     We took delivery of the M/V Free Hero on July 3, 2007 and we expect to take delivery of the M/V Free Jupiter in August or September 2007. We had entered into memoranda of agreement to purchase two additional vessels, but these were cancelled by agreement with the sellers. See “Prospectus Summary—Recent Developments.” We intend to seek to replace these two undelivered vessels with alternative tonnage of similar profile and return characteristics. A prolonged delay in the delivery to us of the M/V Free Jupiter or of any replacement vessels we may identify, or the failure of the contract counterparty to deliver a vessel at all, could cause us to breach our obligations under a related time charter and could adversely affect our business, results of operations, financial condition and the ability to pay dividends. The delivery of any of these vessels with substantial defects could have similar consequences.

     We depend entirely on Free Bulkers and Safbulk Pty Ltd. to manage and charter our fleet.
     Our executive management team consists of only two individuals, our chief executive officer and our chief financial officer. We currently contract the management of our fleet, including crewing, maintenance and repair, as well as our financial reporting and internal controls, to Free Bulkers, an affiliated company. Free Bulkers has entered into a sub management agreement with Safbulk, a company controlled by the Restis family, for the commercial management of our fleet, including negotiating and obtaining charters, relations with charter brokers and performance of post-charter activities. We are dependent upon Free Bulkers for technical management of our fleet and upon Safbulk for our ability to attract charterers and charter brokers. The loss of either of their services or their failure to perform their obligations could reduce our revenues and net income and adversely affect our operations and business. Although we may have rights against Free Bulkers, if Free Bulkers defaults on its obligations to us, you may have no recourse against Free Bulkers. In addition, if Safbulk defaults on its obligations to Free Bulkers, we may have no recourse against Safbulk. Further, we expect that we will need approval from our lenders if we intend to replace Free Bulkers as our fleet manager.
     Because our seafaring employees are covered by collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.
     All of the seafarers employed on the vessels in our fleet are covered by collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.
     If Free Bulkers is unable to perform under its vessel management agreements with us, our results of operations may be adversely affected.
     As we expand our fleet, we will rely on Free Bulkers to recruit suitable additional seafarers and to meet other demands imposed on Free Bulkers. We cannot assure you that Free Bulkers will be able to meet these demands as we expand our fleet. If Free Bulkers’ crewing agents encounter business or financial difficulties, they may not be able to adequately staff our vessels. If Free Bulkers is unable to provide the commercial and technical management service for our vessels, our business, results of operations, cash flows and financial position and our ability to pay dividends may be materially adversely affected.
     We, and one of our executive officers, have affiliations with Free Bulkers that could create conflicts of interest detrimental to us.
     Our chairman, chief executive officer and president, Ion G. Varouxakis, is also the controlling shareholder and officer of Free Bulkers, which is our ship management company. These dual responsibilities of our officer and the relationships between the two companies could create conflicts of interest between Free Bulkers and us. Each of our operating subsidiaries has a nonexclusive management agreement with Free Bulkers. Free Bulkers has subcontracted the charter and post charter management of our fleet to Safbulk Pty Ltd. which is controlled by FS Holdings Limited, one of our principal shareholders. Although Free Bulkers currently serves as manager for vessels owned by us, neither Free Bulkers nor Safbulk is restricted from entering into management agreements with other competing shipping companies, and Safbulk provides management services to other international shipping companies, including the Restis group, which owns and operates vessels in the drybulk sector. Free Bulkers or Safbulk could also allocate charter and/or vessel purchase and sale opportunities to others. There can be no assurance that Free Bulkers or Safbulk would resolve any conflicts of interest in a manner beneficial to us.

     Operational or financial problems experienced by Free Bulkers, our affiliate, may adversely impact us.
     The ability of Free Bulkers to continue providing services for us will depend in part on Free Bulkers’ own financial strength. Circumstances beyond our control could impair Free Bulkers’ financial strength and, as a result, Free Bulkers’ ability to fulfill its obligations to us which could have a material adverse effect on us.
     If Free Bulkers is unable to recruit suitable seafarers for our fleet or as we expand our fleet, our results of operations may be adversely affected.
     We will rely on Free Bulkers to recruit suitable senior officers and crews as we expand our fleet. In addition, as we expand our fleet, we will have to rely on Free Bulkers to recruit suitable additional seafarers. We cannot assure you that Free Bulkers will be able to continue to hire suitable employees as we expand our fleet. If Free Bulkers’ crewing agents encounter business or financial difficulties, they may not be able to adequately staff our vessels. We expect that all or part of the seafarers who will be employed on the ships in our fleet will be covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. If Free Bulkers is unable to recruit suitable seafarers as we expand our fleet, our business, results of operations, cash flows and financial condition and our ability to pay dividends may be materially adversely affected.
     In the highly competitive international drybulk shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources.
     We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we have. Competition for the transportation of drybulk cargoes can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets.
     A decline in the market value of our vessels could lead to a default under our loan agreements and the loss of our vessels.
     We have incurred secured debt under loan agreements for all of our vessels. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet.
     Servicing debt may limit funds available for other purposes and inability to service debt may lead to acceleration of debt and foreclosure on our fleet.
     To finance our original fleet of vessels, one of which was sold in April 2007, we have incurred secured debt under loan agreements with Hollandsche Bank-Unie N.V. that are guaranteed by us and unsecured, non-interest-bearing shareholder loans. As of March 31, 2007, we had total debt consisting of loans from shareholders of $2.3 million and a ratio of bank debt to total capital of approximately 60.4%. The long-term debt requires quarterly payments of principal and interest and the shareholder loans require quarterly payments of principal.
     On May 1, 2007, we entered into memoranda of agreement pursuant to which we agreed to purchase two secondhand drybulk carriers, the M/V Free Hero and the M/V Free Jupiter, from non-affiliated parties for a total of approximately $72.25 million. We took delivery of the M/V Free Hero on July 3, 2007 and we expect to take delivery of the M/V Free Jupiter in August or September 2007. We intend to seek to replace the two undelivered vessels with alternative tonnage of similar profile and return characteristics in an effort to expand our fleet in the Handysize/Handymax segment. To finance the acquisition of these vessels, we have: obtained loan commitments from HSH Nordbank AG and BTMU Capital Corporation for an aggregate of $89.5 million in the form of a secured senior loan and a junior secured loan, as well as a $14.0 million unsecured loan from FS Holdings, one of our principal shareholders. We have also entered into a credit agreement with Hollandsche Bank — Unie N.V. increasing the amount available on an existing facility from $5.0 million to $9.0 million.

     These borrowings will materially increase our long-term debt, our shareholder debt, and our ratio of debt to total capital.
     We may be required to dedicate a significant portion of our cash flow from operations to pay the principal and interest on our debt. These requirements will increase as we draw additional funds available for the acquisition of new vessels. These payments will limit funds otherwise available for working capital, capital expenditures and other purposes. We will need to incur additional indebtedness as we further expand our fleet, which would increase our ratio of debt to equity. The need to service our debt may limit funds available for other purposes, including distributing cash to our shareholders, and our inability to service debt could lead to acceleration of our debt and foreclosure on our fleet.
     Continued increase in interest rates would reduce funds available to purchase vessels and service debt.
     The rise in interest rates since 2005 has caused our interest cost to increase and has had a material adverse effect on our net income. Any further interest rate increases could further reduce our revenues and net income. We have purchased, and may purchase in the future, vessels with loans that provide for periodic interest payments based on indices that fluctuate with changes in market interest rates. If interest rates increase significantly, it would increase our costs of financing our acquisition of vessels, which could decrease the number of additional vessels that we could acquire and adversely affect our financial condition and results of operations and may adversely affect our ability to service debt.
     Our loan agreements and commitment letters contain covenants that may limit our liquidity and corporate activities.
     Our loan agreements impose operating and financial restrictions on us. These restrictions may limit our ability to:
•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends;

•	make capital expenditures; and

•	change the management of our vessels or terminate or materially amend the management and sell our vessels.

     In addition, our credit facilities contain a number of financial covenants and general covenants that require us to, among other things, maintain minimum vessel values, minimum cash balances on deposit, minimum working capital and adequate insurance. Therefore, we may need to seek permission from our lenders in order to undertake certain corporate actions. Our lenders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. This may prevent us from taking actions that are in our best interest.
     We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.
     We are a holding company and our subsidiaries, which are all wholly-owned by us either directly or indirectly, will conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to pay dividends. We and our subsidiaries will be permitted to pay dividends under our senior secured term loan only for so long as we are in compliance with all applicable financial covenants, terms and conditions. In addition, we and our subsidiaries are subject to limitations on the payment of dividends under Marshall Islands laws discussed above.
     The performance of our existing charters and the creditworthiness of our charterers may hinder our ability to implement our business strategy by making additional debt financing unavailable or available only at higher than anticipated cost.
     The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional debt financing that we will require to acquire additional vessels or may significantly increase our costs of obtaining such financing. Our inability to obtain additional financing at all, or at a higher than anticipated cost, may materially impair our ability to implement our business strategy.
     As we expand our business, we will need to upgrade our operational and financial systems, and add more staff. If we cannot upgrade these systems or recruit suitable additional employees, our performance may suffer.
     Our current operating and financial systems may not be adequate if we expand the size of our fleet, and our attempt to improve those systems may be ineffective. In addition, if we expand our fleet, we will have to rely on Free Bulkers to recruit additional shoreside administrative and management personnel. We cannot assure you that Free Bulkers will be able to continue to hire suitable additional employees as we expand our fleet. If we cannot upgrade our operational and financial systems effectively or recruit suitable additional employees our performance may suffer and our ability to expand our business further will be restricted.
     We will be required to evaluate our controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002, which will require substantial resources. If these evaluations result in the identification of material weaknesses, we may be adversely affected until these weaknesses can be corrected.
     We are required to comply with a variety of laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act, new SEC regulations and the NASDAQ Capital Market rules. In particular, Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control systems, and attestations as to the effectiveness of these systems by our independent public accounting firm. We anticipate that we will have to dedicate additional resources and accelerate progress on the required assessments in order to complete documenting and testing our internal control systems and procedures in the time to enable us to timely file our annual report on Form 20-F for the year ended December 31, 2007. If we determine that we will require additional employees to complete this process, we may have difficulty in identifying and employing individuals with the necessary knowledge and experience. During the course of testing, deficiencies may be identified that we may not be able to remediate to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to correct any deficiencies we identify, we may not obtain an unqualified attestation report from our independent public accounting firm, which will be required for the fiscal year ended December 31, 2008. Failure to achieve and maintain an effective internal control environment or obtain an unqualified report could have a material adverse effect on the market price of our stock.
     We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may reduce the effectiveness of our management and lower our results of operations.
     Our success depends to a significant extent upon the abilities and efforts of our existing management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. We have entered into employment agreements with our chief executive officer and president, Ion G. Varouxakis, and our chief financial officer, Dimitris D. Papadopoulos. Our success will depend on retaining key members of our management team. Difficulty in hiring and retaining personnel could adversely affect our results of operations and ability to pay dividends. We do not maintain “key man” life insurance on any of our officers.
     Our vessels may suffer damage and may face unexpected dry-docking costs, which could reduce our cash flow and impair our financial condition.
     If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and can be substantial. We may have to pay dry-docking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease our earnings.
     The loss of service of any vessels could have a material adverse effect on our earnings.
     During the year ended December 31, 2006, we had three vessels in our fleet. In April 2007, we sold one of our vessels and we took delivery of another vessel, the M/V Free Hero, in July 2007. Although we have entered into memoranda of agreement to acquire an additional vessel, this acquisition is not expected to occur until August or September 2007. As a result, the loss of service of any of our vessels, especially our three current vessels, could have a material adverse effect on our earnings.
     Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.
     We took delivery of the M/V Free Hero on July 3, 2007 and we have entered into a memorandum of agreement to acquire an additional secondhand vessel. Although we inspect the secondhand vessels that we acquire prior to purchase, this inspection does not provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties on secondhand vessels.
     In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

     Governmental regulations or safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, it is not certain that the price for which we sell them will equal their carrying amount at that time.
     The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.
     In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Upon acquisition of the additional vessel that we have agreed to acquire, the average age of our drybulk carriers at the time of this offering will be approximately 16 years. Older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
     Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel’s useful life our revenue will decline, which would adversely affect our business, results of operations and financial condition.
     Unless we maintain reserves or are able to borrow or raise funds for vessel replacement we will be unable to replace the vessels in our fleet upon the expiration of their useful lives, which we expect to range from 25 years to 30 years, depending on the type of vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially and adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.
     Because we will generate all of our revenues in U.S. dollars but will incur a portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.
     We will generate all of our revenues in U.S. dollars but we expect that portions of our future expenses will be incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing our revenues. For example, during 2006, the value of the dollar declined by approximately 11% as compared to the Euro. Further declines in the value of the dollar could lead to higher expenses payable by us.
     Investment in derivative instruments such as freight forward agreements could result in losses.
     From time to time in the future, we may take positions in derivative instruments including freight forward agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operation and cash flow.

     We may not have adequate insurance to compensate us adequately for damage to, or loss of, our vessels.
     We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance for our fleet. We do not maintain insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. We can give no assurance that we are adequately insured against all other risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs. Moreover, we cannot assure that the insurers will not default on any claims they are required to pay. If our insurance is not enough to cover claims that may arise, we may not be able to repair any damage to our vessels or replace any vessel that is lost or may have to use our own funds for those purposes, thereby reducing our funds available to implement our business strategy.
     We may have to pay tax on United States source income, which would reduce our earnings.
     Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.
     We expect that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption after the offering and thereby become subject to United States federal income tax on our United States source income. For example, there is a risk that we could no longer qualify for exemption under Code section 883 for a particular taxable year if “qualified shareholders” with a 5% or greater interest in our stock, as defined by the regulations to the Code section 883, do not own sufficient shares in our closely held block of stock to preclude “nonqualified shareholders,” as defined by those same regulations, from owning 50 percent or more of the total value of the class of stock of which our closely-held block is a part for more than half the number of days during the taxable year. See, “Tax Considerations- United States Federal Income Taxation of Our Company- Exemption of Operating Income from United States Federal Income Taxation,” for more information regarding this exemption. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.
     If we or our subsidiaries are not entitled to exemption under Section 883 for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% U.S. federal income tax on the shipping income these companies derive during the year that are attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.
     U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.
     A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

     Based on our proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.
     There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.
     If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Tax Considerations — United States Federal Income Taxation of U.S. Holders”), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. See “Tax Considerations — United States Federal Income Taxation of U.S. Holders” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.
Offering-Specific Risk Factors
     There may not be a liquid market for our common stock, which may cause our common stock to trade at lower prices and make it difficult to sell your common stock
     Our shares currently trade on the NASDAQ Capital Market and the trading volume has been low. We cannot predict at this time how actively our shares will trade in the public market or whether the price of our shares in the public market will reflect our actual financial performance.
     The market price of our common stock has been and may in the future be subject to significant fluctuations.
     The market price of our common stock has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:
•	quarterly variations in our results of operations;

•	changes in sales or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community about our business or the shipping industry generally;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	strategic actions by us or our competitors such as acquisitions or restructurings;

•	regulatory developments;

•	additions or departures of key personnel;

•	general market conditions; and

•	domestic and international economic, market and currency factors unrelated to our performance.
     The stock markets in general, and the markets for drybulk shipping and shipping stocks in general, have experienced extreme volatility that has sometimes been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.
     Two of our principal shareholders may effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions.
     Two of our principal shareholders, The Mida’s Touch S.A. and FS Holdings Limited, controlled by Mr. Varouxakis and members of the Restis family, respectively, currently own (not including shares of common stock subject to options and warrants) approximately 65.6% of our outstanding common stock. While our principal shareholders have no agreement, arrangement or understanding relating to the voting of their shares, they may effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these shareholders may be different from your interests.
     Future sales of our stock could cause the market price of our common stock to decline.
     Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. Pursuant to the registration statement to which this prospectus is a part, we have registered for resale an aggregate of 840,834 shares of common stock beneficially owned by certain of our shareholders, 3,672,500 shares of our common stock issuable upon the exercise of our Class W and Class Z warrants (including 151,250 shares of FreeSeas common stock issuable upon exercise of Class W and Class Z warrants owned by certain selling shareholders), and 410,000 shares issuable upon the exercise of a unit purchase option held by the lead underwriter in the initial public offering of our predecessor.
     We may issue additional shares of our stock in the future and our shareholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue up to 40,000,000 shares of common stock and 5,000,000 shares of preferred stock, of which, as of the date of this prospectus, 6,290,100 shares of common stock and no shares of preferred stock were outstanding.

     Because the Republic of the Marshall Islands, where we are incorporated, does not have a well-developed body of corporate law, shareholders may have fewer rights and protections than under typical United States law, such as Delaware, and shareholders may have difficulty in protecting their interest with regard to actions taken by our Board of Directors.
     Our corporate affairs are governed by amended and restated articles of incorporation and by-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. For example, under Marshall Islands law, a copy of the notice of any meeting of the shareholders must be given not less than 15 days before the meeting, whereas in Delaware such notice must be given not less than 10 days before the meeting. Therefore, if immediate shareholder action is required, a meeting may not be able to be convened as quickly as it can be convened under Delaware law. Also, under Marshall Islands law, any action required to be taken by a meeting of shareholders may only be taken without a meeting if consent is in writing and is signed by all of the shareholders entitled to vote, whereas under Delaware law action may be taken by consent if approved by the number of shareholders that would be required to approve such action at a meeting. Therefore, under Marshall Islands law, it may be more difficult for a company to take certain actions without a meeting even if a majority of the shareholders approve of such action. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.
     It may not be possible for investors to enforce U.S. judgments against us.
     We, and all our subsidiaries, are or will be incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries and will be located outside the U.S. In addition, most of our directors and officers are or will be non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are or will be located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries, or our directors and officers, or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.
     Anti-takeover provisions in our organizational documents, and under Marshall Islands corporate law, could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.
     Several provisions of our amended and restated articles of incorporation and by-laws, and certain provisions of the Marshall Islands corporate law, could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, these provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:
•	authorizing our board of directors to issue ‘‘blank check’’ preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a two-thirds majority of the outstanding shares of our common shares, voting as a single class, entitled to vote for the directors;

•	limiting the persons who may call special meetings of shareholders;

•	establishing advance notice requirements for election to our board of directors or proposing matters that can be acted on by shareholders at shareholder meetings; and

•	limiting our ability to enter into business combination transactions with certain shareholders.
These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

CAPITALIZATION AND INDEBTEDNESS
     The following table sets forth our consolidated capitalization as of March 31, 2007:
•	on a historical basis without any adjustment to reflect subsequent events; and

•	as adjusted to reflect certain significant changes which occurred in our debt outstanding on July 31, 2007.
     Other than servicing the current portion of long-term-debt with quarterly payments totaling $500,000, and as set forth in the “As Adjusted” column, there have been no material changes in our capitalization between March 31, 2007 and the date of this prospectus.

	Actual	As Adjusted
	(unaudited; dollars in thousands)
Debt:
Shareholders’ loans, current portion (1)	$2,324	$1,864	(1)
Shareholders’ loans, net of current portion (1)	—	14,000	(1)(2)
Long-term debt, current portion	3,260	8,715	(3)
Long-term debt, net of current portion	6,540	16,185	(3)

Total debt	$12,124	$40,764
Shareholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, none issued	—	—
Common stock, $0.001 par value; 40,000,000 shares authorized; 6,290,100 shares issued and outstanding, actual and as adjusted	6	6
Additional paid-in capital	9,722	9,722
Accumulated deficit	(1,789)	(1,789)

Total shareholders’ equity	$7,939	$7,939

Total capitalization	$20,063	$48,703

(1)	Shareholders’ loans are unsecured and unguaranteed as of July 31, 2007.

(2)	Reflects the draws on May 8, 2007 of $5.5 million and on June 22, 2007 of $8.5 million of our $14.0 million loan from one of our principal shareholders outstanding as of July 31, 2007. See “Prospectus Summary—Recent Developments.”

(3)	Reflects our borrowings of $20.4 million under our senior and junior financing sources to pay the remaining balance of purchase price due upon delivery of the M/V Free Hero, the repayment of $4.8 million of debt related to the sale of the M/V Free Fighter and quarterly effected debt service of $0.5 million relative to the M/V Free Destiny and M/V Free Envoy as of July 31, 2007. See “Prospectus Summary—Recent Developments.”

USE OF PROCEEDS
     We will receive proceeds of $5.00 per share if any warrants are exercised. The likelihood of our receiving any proceeds from the exercise of the warrants increases as the market price of our common stock rises above the warrant exercise price. If all the warrants are exercised, we will receive net proceeds of approximately $20,193,750 after deducting approximately $50,000 in expenses in connection with the registration statement. Such proceeds, if any, will be used for working capital and general corporate purposes.
     We will not receive any proceeds from the sale of the common stock sold by the selling shareholders.
EXPENSES
     The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.

SEC registration fee	$123
Printing expenses	5,000
Legal fees and expenses	15,000
Accounting fees and expenses	20,000
Miscellaneous expenses	9,877

Total	$50,000

PRICE RANGE OF COMMON STOCK
     Our common stock began trading on the NASDAQ Capital Market on December 16, 2005 under the trading symbol “FREE” upon completion of our merger with Trinity Partners Acquisition Company Inc. Our Class W and Class Z warrants also are traded on the NASDAQ Capital Market under the symbols “FREEW” and “FREEZ,” respectively.
     The closing high and low sales prices of our common stock as reported by the NASDAQ Capital Market, for the periods indicated, are as follows:

For the Period:	Low	High

Year ended December 31, 2005 (1)	$5.33	$5.40

Quarterly for 2005:
Fourth quarter (1)	$5.33	$5.40

Year ended December 31, 2006	$2.62	$5.45

Quarterly for 2006:
First quarter	$4.50	$5.45
Second quarter	$3.65	$4.85
Third quarter	$3.70	$5.07
Fourth quarter	$2.62	$4.90

Quarterly for 2007:
First quarter	$2.76	$5.15
Second quarter	$4.55	$7.63
Third quarter (through August 8, 2007)	$7.42	$9.35

Monthly for 2007:
January	$2.76	$5.11
February	$4.53	$4.77
March	$4.40	$5.15
April	$4.55	$4.99
May	$4.75	$6.45
June	$6.09	$7.63
July	$7.42	$9.35
August (through August 8, 2007)	$8.30	$8.65

(1)	Includes the high and low information from December 16, 2005, the date on which our securities began trading on the NASDAQ Capital Market. Prior to our merger with Trinity, Trinity’s securities traded on the OTC Bulletin Board.

SELLING SHAREHOLDERS
     The following table shows certain information as of the date of this prospectus regarding the number of shares of our common stock owned by the selling shareholders and that are included for sale in this prospectus. The table assumes that all shares of our common stock offered for sale in the prospectus are sold.

	Common stock owned			Number offered		Common stock owned
	before the offering			by selling		after the offering
Selling Shareholder	Number		Percent(1)	shareholders		Number(2)	Percent(1)(2)
George D. Gourdomichalis	66,667	(3)	1.05%	66,667	(3)	0	*
Efstathios D. Gourdomichalis	66,667	(3)	1.05%	66,667	(3)	0	*
Lawrence Burstein	301,952	(4)	4.58%	113,750	(4)	188,202	2.91%
David Buckel	22,500	(5)	*	11,250	(5)	11,250	*
Theodore Kesten	22,500	(6)	*	11,250	(6)	11,250	*
V Estates S.A.	40,000		*	40,000		0	*
Evmorfia Varouxakis	30,600		*	30,600		0	*
FS Holdings Limited	2,808,782	(7)	40.18%	323,479		2,485,303	35.55%
Gerlach & Co.	305,921		4.86%	305,921		0	*
HCFP/Brenner Securities LLC	22,500	(8)	*	22,500	(8)	0	*

*	Less than 1%.

(1)	Based on 6,290,100 shares of FreeSeas common issued and outstanding as of the date of this prospectus. For purposes of calculating the percentage ownership, any shares that each selling shareholder has the right to acquire within 60 days under warrants or options have been included in the total number of shares outstanding for that person, in accordance with Rule 13d-3 under the Exchange Act.

(2)	Assumes that the selling shareholders sell all of their shares of common stock beneficially owned by each selling shareholder and offered hereby.

(3)	Reflects shares underlying Class A warrants held by each of the persons listed.

(4)	The number of shares beneficially owned reflects 12,050 shares of common stock and 265,902 shares issuable upon the exercise of Class W and Class Z warrants held by Mr. Burstein. Includes 7,501 Class W Warrants and 7,501 Class Z Warrants held by Mr. Burstein’s affiliate, Unity. Also reflects 4,000 shares of common stock and 20,000 shares of common stock issuable upon the exercise of Class W and Class Z warrants held by Mr. Burstein’s wife and daughter, of which Mr. Burstein disclaims beneficial ownership. The number of shares being offered includes 56,875 shares of common stock issuable upon the exercise of Class W warrants and 56,875 shares of common stock issuable upon the exercise of Class Z warrants.

(5)	The number of shares beneficially owned reflects 22,500 shares of common stock issuable upon the exercise of Class W and Class Z warrants held by Mr. Buckel. The number of shares being offered includes 5,625 shares of common stock issuable upon the exercise of Class W warrants and 5,625 shares of common stock issuable upon the exercise of Class Z warrants.

(6)	The number of shares beneficially owned reflects 22,500 shares of common stock issuable upon the exercise of Class W and Class Z warrants held by Mr. Kesten. The number of shares being offered includes 5,625 shares of common stock issuable upon the exercise of Class W warrants and 5,625 shares of common stock issuable upon the exercise of Class Z warrants.

(7)	The number of shares beneficially owned reflects 700,000 shares of common stock issuable upon the exercise of Class B warrants held by FS Holdings Limited.

(8)	The number of shares beneficially owned reflects 7,500 shares of common stock and 15,000 shares of common stock issuable upon the exercise of Class Z warrants held by HCFP/Brenner Securities LLC. The number of shares being offered includes 15,000 shares of common stock issuable upon the exercise of Class Z warrants.

     The selling shareholders listed above have provided us with additional information regarding the individuals or entities that exercise control over the selling shareholder. The proceeds of any sale of shares pursuant to this prospectus will be for the benefit of the individuals that control the selling entity. The following is a list of the selling shareholders and the entities that may exercise the right to vote or dispose of the shares owned by each selling shareholder:
•	V Estates S.A. is controlled by Sotirios Varouxakis, the father of our president, chief executive officer and chairman of the board, Ion G. Varouxakis. Evmorfia Varouxakis is the mother of Ion G. Varouxakis.

•	FS Holdings Limited is controlled by Bella, Katia, Claudia and Victor Restis.

•	Gerlach & Co. is the nominee for Dresner Bank A.G. whose Mr. Stewart Weatherill acts as manager of HFR Macro Anemos Master Trust.

•	Steven Shaffer is the managing director of HCFP/Brenner Securities LLC.
HOW THE SHARES MAY BE DISTRIBUTED
     The selling shareholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this registration statement is declared effective by the SEC;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
     In connection with sales of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling shareholders may also sell their shares of our common stock short and deliver the shares of common stock covered by a prospectus filed as part of a registration statement to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge their shares of our common stock to broker-dealers that in turn may sell those shares.
     Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.
     The selling shareholders may from time to time pledge or grant a security interest in some or all of the common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus amending the list of selling sharesholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.
     Upon being notified in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon being notified in writing by a selling shareholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.
     The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.
     The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In that event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of the shares will be paid by the selling shareholder and/or the purchasers. Each selling shareholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such selling shareholder’s business and, at the time of its purchase of such securities such selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities. We have advised each selling shareholder that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the SEC. If a selling shareholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholders will be required to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to the selling shareholders in connection with resales of their shares under the registration statement of which this prospectus is a part.

     We will pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the common stock.
DESCRIPTION OF CAPITAL STOCK
     We have summarized below the material features of our capital stock. This summary is not a complete discussion of our organizational documents and other instruments that create the rights of our shareholders. We urge you to carefully read those documents and instruments. Please see “Where You Can Find Additional Information” for information on how to obtain copies of those documents and instruments.
     FreeSeas’ authorized capital stock consists of 40,000,000 shares of common stock, par value, $.001 per share, of which 6,290,100 shares are issued and outstanding, and 5,000,000 shares of blank check preferred stock, par value, $.001 per share, none of which are outstanding. All of FreeSeas’ shares of stock must be in registered form.
     In addition to the information set forth below, please also see the discussion of shareholders’ equity contained in the financial statements included as Exhibit 99.2 to our Form 6-K filed with the SEC on August 3, 2007 and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, each incorporated herein by reference. Please also see the discussion of our history under “Item 4. Information on the Company—Our History and Development” and “Item 4. Information on the Company—Business Overview” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and incorporated herein by reference.
Common Stock
     As of the date of this prospectus, FreeSeas has 6,290,100 shares of common stock outstanding out of 40,000,000 shares authorized to be issued, which is unchanged from January 1, 2007. FreeSeas has 5,232,500 shares of common stock reserved for issuance upon the exercise of various options and warrants. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to shares of preferred stock that may be issued in the future, holders of shares of common stock are entitled to receive dividends, if any, declared by FreeSeas’ board of directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of FreeSeas’ securities. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock that FreeSeas may issue in the future.
Preferred Stock
     As of the date of this prospectus, we are authorized to issue up to 5,000,000 shares of “blank check” preferred stock. Our board of directors can determine the rights, designations and preferences of the preferred stock, and authorize the issuance of shares of preferred stock without any further vote or action by our shareholders.
Other Securities
Class A Warrants
     We have issued to our initial shareholders warrants to purchase an aggregate of 200,000 shares of our common stock at an exercise price of $5.00 per share. The exercise price of the Class A warrants will be adjusted upon the occurrence of certain corporate events such as stock dividends or splits. The warrants will expire on July 29, 2011 and are not callable or redeemable.

Class B Warrants
     We have issued to FS Holdings Limited, one of our principal shareholders, 700,000 warrants to purchase shares of our common stock at an exercise price of $5.00 per share. Each warrant is exercisable to purchase one share of our common stock. The warrants were issued in connection with a $14.0 million loan provided to us by FS Holdings Limited at a rate of 50,000 shares for each $1.0 million drawn under the loan. As of the date of this prospectus, all of the $14.0 million available had been drawn.
     The warrants will expire on May 8, 2012 as to 275,000 shares and on June 22, 2012 as to 425,000 shares, and are not callable or redeemable. The warrants may be exercised on a net issue exercise basis in lieu of cash. The warrants provide for pro rata adjustment upon the occurrence of certain corporate events such as stock dividends or splits and provide for weighted average anti-dilution protection if we issue additional common stock, options or warrants, or securities exchangeable into any of them, at a price less than the exercise price per share in effect at the time of issuance of the additional securities. The warrant holder has also been granted demand and piggyback registration rights for the resale of the shares underlying the warrants.
Class W Warrants and Class Z Warrants
     Each Class W warrant entitles the holder to purchase one share of our common stock at an exercise price of $5.00 per share, and expires on July 29, 2009 or upon earlier redemption. Each Class Z warrant entitles the holder to purchase one share of our common stock at an exercise price of $5.00 per share, and expires on July 29, 2011 or upon earlier redemption. The exercise price of the Class Z and Class W warrants will be adjusted upon the occurrence of certain corporate events such as stock dividends or splits. We may redeem the outstanding Class W warrants and/or Class Z warrants in whole and not in part, at a price of $.05 per warrant at any time after the warrants become exercisable, upon a minimum of 30 days’ prior written notice of redemption to the holders of record of the warrant, if the last sale price of our common stock equals or exceeds $7.50 per share for a Class W warrant or $8.75 per share for a Class Z warrant for any 20 trading days within a 30-trading-day period ending three business days before we send the notice of redemption. Any Class W or Class Z warrant either not exercised or tendered back to us by the end of the date specified in the notice of call will be cancelled on the books of the company and will have no further value except for the $0.05 call price.
Underwriter’s Unit Purchase Option
     We have assumed Trinity’s obligations under the unit purchase option sold to HCFP/Brenner Securities LLC, or HCFP, the lead underwriter in Trinity’s initial public offering. Under that unit purchase option, HCFP has the right to purchase up to 12,500 Series A Units at a price of $17.325 per unit and up to 65,000 Series B Units at a price of $16.665 per unit. Each Series A Unit will consist of two shares of our common stock, five Class W warrants and five Class Z warrants. Each Series B Unit will consist of two shares of our common stock, one Class W warrant and one Class Z warrant. The purchase option expires on July 29, 2009.
Employee Options
     Pursuant to our Amended and Restated 2005 Stock Incentive Plan, there are outstanding options to purchase a total of 250,000 shares of our common stock. The options vest at a rate of 1/3 per year. As of March 31, 2007, options to purchase 166,667 shares had vested. The options entitle the holders to purchase shares of our common stock at an exercise price of $5.00 per share for five years from the date of vesting.

Other Matters
     Our Amended and Restated Articles of Incorporation and By-laws
     Our purpose, as stated in section 3.B. of our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our amended and restated articles of incorporation and by-laws do not impose any limitations on the ownership rights of our shareholders.
     Under our bylaws, annual shareholders’ meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the board of directors, by our chairman or by our president. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.
     Directors
     Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting. The board of directors has the authority to fix the amounts that shall be payable to the members of our board of directors for attendance at any meeting or for services rendered to us. Our by-laws provide, generally, that the vote to authorize a transaction by a director who has a financial interest in such transaction, or is an officer or director of the opposite party to the transaction, will be counted if the material facts of the relationship or interest have been disclosed and the transaction is approved by the appropriate number of our disinterested directors or by our shareholders.
Anti-Takeover Provisions of Amended and Restated Articles of Incorporation and By-Laws
     Several provisions of our amended and restated articles of incorporation and by-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control, and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire FreeSeas. These anti-takeover provisions, however, could also discourage, delay or prevent (1) the merger or acquisition of FreeSeas by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent directors and officers. These provisions are summarized below.
Blank Check Preferred Stock
     Our board of directors has the authority, without any further vote or action by our shareholders, to issue up to 5,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of FreeSeas or the removal of our management.
Classified Board of Directors
     Our directors serve staggered, three-year terms. Approximately one-third of our directors are elected each year. The classification of the directors could discourage a third party from making a tender offer for our stock or attempting to obtain control of FreeSeas. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.
Supermajority Director Voting Requirement to Change Number of Directors
     Our board of directors may only change the size of the board by a vote of not less than 66-2/3% of the directors then in office. This provision makes it more difficult to increase the number of directors in an attempt to gain a majority of directors through the addition of more directors.

Election and Removal of Directors
     Cumulative voting in the election of directors is not permitted. Our amended and restated by-laws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our amended and restated articles of incorporation provide that directors may be removed only for cause and only upon the affirmative vote of either the holders of at least 66-2/3% of our issued and outstanding voting stock or by our board of directors. They also require advance written notice of any proposals by shareholders to remove a director. These provisions may discourage, delay or prevent the removal of incumbent directors and/or officers.
Limited Actions by Shareholders
     The BCA provides that any action required or permitted to be taken by our shareholders must be done at an annual meeting or special meeting of shareholders or by the unanimous written consent of the shareholders. Our by-laws provide that only our board of directors, the chairman or the president may call special meetings of shareholders. The BCA provides that the business that can be transacted at a special meeting of shareholders must be related to the purpose or purposes stated in the notice of the meeting.
Other Supermajority Voting Requirements
     Our shareholders can make, alter, amend or repeal our by-laws only upon the affirmative vote of 66-2/3% of the outstanding shares of capital stock entitled to vote generally in the election of directors. The provisions of our amended and restated articles of incorporation with respect to directors and our by-laws can only be amended by the affirmative vote of 66-2/3% of the outstanding shares of capital stock entitled to vote generally in the election of directors. Such supermajority voting requirements make these provisions more difficult to change and thus may discourage, delay or prevent the removal of incumbent directors and/or officers.
MATERIAL CONTRACTS
     In addition to the material contracts described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, we are party to the following material contracts:
Employment Agreement
     We have entered into an employment agreement with our chief financial officer, Dimitris D. Papadopoulos. Mr. Papadopoulos’ agreement is for an initial term of two years, with additional one-year renewal terms so long as we do not give notice of termination at least 90 days before the expiration of the current term. Mr. Papadopoulos’ salary is subject to increase as may be approved by our board of directors and he is entitled to receive performance or merit bonuses as determined from time to time by our board or a committee of the board and the reimbursement of expenses and other employee benefits as may be implemented.
     We may terminate this employment agreement for “cause” at any time. “Cause,” as defined in the agreement, means: (1) the willful breach or habitual neglect by the officer of his job duties and responsibilities; (2) material default or other material breach of an employee’s obligations under his employment agreement or fraud; or (3) conviction of any crime, excluding minor traffic offenses. The agreement terminates upon Mr. Papadopoulos’ death or after his inability to perform his duties for a cumulative period of 90 days during any one year. The agreement does not provide for payments upon a change in control of us.

Memoranda of Agreement
     On May 1, 2007, we entered into a memorandum of agreement with Phoenix Shipping Ltd. to purchase the Ocean Phoenix, which we refer to as the M/V Free Hero, for $25,250,000. The agreement provides for the payment of a deposit of 10% of the purchase price within three banking days of the execution date of the agreement and the balance of the purchase price at least one banking day prior to the delivery of the vessel. Delivery of the M/V Free Hero occurred on July 3, 2007.
     On May 1, 2007, we entered into a memorandum of agreement with Olympian Goddess Shipping to purchase the Olympian Goddess, which we refer to as the M/V Free Jupiter, for $47,000,000. The agreement provides for the payment of a deposit of 10% of the purchase price, which we have paid, and the balance of the purchase price at least one banking day prior to the delivery of the vessel. The agreement provides for the delivery of the M/V Free Jupiter is between July 28, 2007 and August 28, 2007, although the delivery date may be extended by agreement of the parties. We have a right, subject to certain conditions, to cancel the agreement if the seller fails to properly deliver the vessel by August 28, 2007. The seller has agreed to indemnify us in the event that there are any claims made against the vessel prior to the date of delivery.
     On May 1, 2007, we entered into a memorandum of agreement with Harmony Shipping Ltd. to purchase the Ocean Harmony, which we refer to as the M/V Free Iris, for $26,750,000 and we also entered into a Memorandum of Agreement with Daisy Shipping Ltd. to purchase the Ocean Daisy, which we refer to as the M/V Free Gentleman, for $15,000,000. Each of these Memoranda of Agreement was subsequently cancelled by agreement with the sellers. Please see “Prospectus Summary—Recent Developments.”
REGISTRAR, TRANSFER AGENT AND WARRANT AGENT
     The registrar and transfer agent for our common stock and the warrant agent for our warrants is American Stock Transfer & Trust Company.
TAX CONSIDERATIONS
     The following is a discussion of the material Marshall Islands and United States federal income tax consequences relevant to an investment decision by a U.S. Holder, as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of the voting power of our stock, may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this prospectus and hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.
Marshall Islands Tax Consequences
     We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

United States Federal Income Tax Consequences
     The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of the ownership and disposition of our common stock. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion is based, in part, upon Treasury Regulations promulgated under Section 883 of the Code. The discussion below is based, in part, on the description of our business as described in our Form 20-F for the fiscal year ended December 31, 2006 and assumes that we conduct our business as described in that Form 20-F. References in the following discussion to “we” and “us” are to FreeSeas and its subsidiaries on a consolidated basis.
United States Federal Income Taxation of Our Company
Taxation of Operating Income: In General
     Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a shipping pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”
     Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted to engage in transportation that produces income which is considered to be 100% from sources within the United States.
     Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.
     In the absence of exemption from tax under Section 883, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.
Exemption of Operating Income from United States Federal Income Taxation
     Under Section 883 of the Code, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:
•	we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

either

•	more than 50% of the value of our stock is owned, directly or indirectly, by “qualified stockholders,” individuals (i) who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States and (ii) who comply with certain documentation requirements, which we refer to as the

“50% Ownership Test,” or

•	our stock is primarily and regularly traded on one or more established securities markets in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”
     The Republic of the Marshall Islands, the jurisdiction where we and our shipowning subsidiaries are incorporated, grants “equivalent exemptions” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.
     For taxable years through the 2006 taxable year, we believe that we will satisfy the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below.
     The regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, our sole class of our issued and outstanding stock, is “primarily traded” on the NASDAQ Capital Market.
     Under the regulations, our stock will be considered to be “regularly traded” if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on one or more established securities markets which we refer to as the listing threshold. Our common stock, our sole class of issued and outstanding stock, is listed on the NASDAQ Capital Market and, accordingly, we will satisfy the listing requirement.
     It is further required that with respect to each class of stock relied upon to meet the listing requirement: (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.
     Notwithstanding the foregoing, the regulations provide, in pertinent part, a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of such class of stock, which we refer to as the “5% Override Rule.” The 5% Override Rule shall not apply to us, however, if we can establish that our qualified shareholders own sufficient shares in our closely held block of stock to preclude our nonqualified shareholders in the closely held block of stock from owning 50 percent or more of the total value of the class of stock of which the closely held block is a part for more than half the number of days during the taxable year, which we refer to as the “5% Override Rule Exception.”
     For purposes of being able to determine the persons who own, actually or constructively, 5% or more of a class our stock, or “5% Shareholders,” the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the Securities and Exchange Commission to identify persons who have a 5% or more beneficial interest in a class of our stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

     We anticipate that the ownership of our common stock immediately after the date of this prospectus will subject us to the 5% Override Rule unless we can establish that we qualify for the 5% Override Rule Exception. To do so, we must determine whether our direct and indirect individual shareholders are residents of qualifying jurisdictions, whether they own shares through bearer share arrangements, and whether they will require compliance with ownership certification procedures by individual shareholders that are residents of qualifying jurisdictions and by each intermediary in the chain of ownership between us and such individuals.
     We believe, based upon our current shareholding, that we qualify for the 5% Override Rule Exception and thus for the tax benefits of Section 883. There can be no assurance, however, that we will be able to continue to satisfy the requirements for qualification under Section 883, as there may be events, including changes in the “qualified shareholder” status of certain shareholders, certain dispositions of our shares, or changes in the relevant laws and regulations that could leave us unable to satisfy the requirements of Section 883 notwithstanding our current compliance.
Taxation in Absence of Exemption
     To the extent the benefits of Section 883 are unavailable, our U.S. source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.
     To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.
     Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:
•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.
     We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

United States Taxation of Gain on Sale of Vessels
     Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.
United States Federal Income Taxation of U.S. Holders
     As used herein, the term “U.S. Holder” means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.
     If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.
Distributions
     Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as passive category income or, in the case of certain types of U.S. Holders, general category income for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.
     Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be), (2) our common stock is readily tradable on an established securities market in the United States (such as the NASDAQ Capital Market), and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Legislation has been introduced that, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Any distributions treated as dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.
     Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount which is equal to or in excess of ten percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of our stock paid by us. If we pay an “extraordinary dividend” on our stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Stock
     Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.- source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.
Passive Foreign Investment Company Status and Significant Tax Consequences
     Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:
•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.
     For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.
     Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.
     As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, provided that our common shares are listed on the NASDAQ Capital Market and are treated as “regularly traded” on such market for the year in which the election is made, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election
     If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.
Taxation of U.S. Holders Making a “Mark-to-Market” Election
     Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and our common stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. Since our stock is listed on the NASDAQ Capital Market, our common stock will be treated as “marketable stock” for this purpose, provided that our common stock is regularly traded on such market in accordance with applicable Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.
Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
     Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:
•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.
     These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.
United States Federal Income Taxation of “Non-U.S. Holders”
     A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”
Dividends on Common Stock
     Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.
Sale, Exchange or Other Disposition of Common Stock
     Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:
•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
     If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.
Backup Withholding and Information Reporting
     In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.
     Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY, as applicable.
     If you sell your stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.
     Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.
     We encourage each stockholder to consult with his, her or its own tax advisor as to particular tax consequences to it of holding and disposing of our shares, including the applicability of any state, local or foreign tax laws and any proposed changes in applicable law.
LEGAL MATTERS
     Reeder & Simpson P.C., special Marshall Islands counsel, is issuing an opinion regarding the validity of the offered shares of common stock and Class Z warrants. Broad and Cassel, Miami, Florida, a general partnership including professional associations, is acting as counsel to FreeSeas in connection with United States securities laws.
EXPERTS
     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 20-F of FreeSeas Inc. for the year ended December 31, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We have filed a registration statement on Form F-3 with the SEC in connection with this offering. This prospectus does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions.

     We also file annual and others reports and other information with the SEC. You may read and copy any report or document we file, and the registration statement, including the exhibits, may be inspected at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.
     Quotations for the prices of our common stock and warrants currently appear on the NASDAQ Capital Market. Reports and other information about us can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.
     As a “foreign private issuer,” we will be exempt from the rules under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), prescribing the furnishing and content of proxy statements to shareholders, bu, will be required to furnish those proxy statements to shareholders under NASDAQ rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” we will be exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     The following documents are incorporated by reference into this prospectus:
•	Report on Form 6-K filed on August 3, 2007.

•	Annual Report on Form 20-F for the year ended December 31, 2006.

•	The description of our common stock, Class W Warrants and Class Z Warrants contained in our Registration Statement on Form 8-A filed with the Securities and Exchange Commission on December 15, 2005 and any amendment or report filed for the purpose of updating that description.
     In addition, any Form 20-F after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all securities registered hereby have been sold or that deregisters all securities then remaining unsold, and our reports on Form 6-K furnished to the SEC after the date of this prospectus only to the extent that the forms expressly state that we incorporate them by reference in this prospectus, shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents with the SEC. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in a subsequently filed document incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.
     You may obtain a copy of these filings, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this prospectus or in a document incorporated by reference herein, at no cost, by writing or telephoning:
FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
Piraeus, Greece
Attention: Ion Varouxakis, Chief Executive Officer
Telephone: 011-30-210-452-8770

INDEMNIFICATION OF DIRECTORS AND OFFICERS
     We have authority under Section 60 of the Business Corporations Act of the Republic of the Marshall Islands to indemnify our directors and officers to the extent provided for in that law. Our articles of incorporation provide that we may insure, shall indemnify and shall advance expenses on behalf of our officers and directors to the fullest extent not prohibited by law. We also are a party to indemnification agreements with each of our directors and officers.
     The SEC is of the opinion that indemnification of directors, officers and controlling persons for liabilities arising under the Securities Act is against public policy and is, therefore, unenforceable.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 8. Indemnification of Directors and Officers.
     The Amended and Restated By-Laws of the Registrant provide that any person who is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another, partnership, joint venture, trust or other enterprise, shall be entitled to be indemnified by the Registrant upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the Business Corporations Act (Part I of the Associations Law) of the Republic of the Marshall Islands, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
     Section 60 of the Business Corporations Act (Part I of the Associations Law) of the Republic of the Marshall Islands provides as follows:
     Indemnification of directors and officers.
     (1) Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.
     (2) Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     (3) When director or officer successful. To the extent that director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.
     (4) Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.
     (5) Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.
     (6) Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
     (7) Insurance. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.
Item 9. Exhibits.

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Articles of Incorporation of FreeSeas Inc. (formerly known as Adventure Holdings S.A.) (1)

1.2	Amended and Restated By-Laws of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)(1)

4.1	Specimen Common Stock Certificate (1)

4.2	Form of Class A Warrant (1)

4.3	Warrant dated as of May 8, 2007 issued to FS Holdings Limited (3)

4.4	Warrant dated as of June 22, 2007 issued to FS Holdings Limited (3)

4.5	Form of Class W Warrant (1)

4.6	Form of Class Z Warrant (1)

Exhibit No.	Description of Exhibit

4.7	Warrant Clarification Agreement dated May 10, 2007 between FreeSeas Inc. and American Stock Transfer & Trust Company (2)

4.8	Form of Management Stock Option Agreement (1)

5.1	Opinion of Reeder & Simpson P.C. (3)

23.1	Consent of Reeder & Simpson P.C. (included in its opinion filed as Exhibit 5.1)(3)

23.2	Consent of PricewaterhouseCoopers SA*

24.1	Power of Attorney (included on signature page hereto)

(1)	Previously filed as an exhibit to the Registrant’s Registration Statement on Form F-1 (File No. 333-124825) and incorporated herein by reference.

(2)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference.

(3)	Previously filed with this Registration Statement on Form F-3 (File No. 333-145098).

*	Filed herewith.
Item 10. Undertakings.
(a) Rule 415 Offering.
The undersigned Registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar volume of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
          Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.
(b) Filings incorporating subsequent Exchange Act documents by reference.
     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(h) Request for Acceleration of Effective Date.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Amendment No 1 to Form F-3 and has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Piraeus, Country of Greece on August 10, 2007.

FREESEAS INC.
By:	/s/ Ion G. Varouxakis
	Name:	Ion G. Varouxakis
	Title:	Chairman of the Board, Chief Executive Officer, and President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURES	TITLE	DATE

/s/ Ion G. Varouxakis Ion G. Varouxakis	Chairman of the Board, Chief Executive Officer, and President (principal executive officer)	August 10, 2007

/s/ Kostas Koutsoubelis* Kostas Koutsoubelis	Vice President, Treasurer and Director	August 10, 2007

/s/ Dimitris D. Papadopoulos* Dimitris D. Papadopoulos	Chief Financial Officer (principal financial and accounting officer)	August 10, 2007

/s/ Matthew McCleery* Matthew McCleery	Director	August 10, 2007

/s/ Focko Nauta* Focko Nauta	Director	August 10, 2007

/s/ Dimitrios Panagiotopoulos* Dimitrios Panagiotopoulos	Director	August 10, 2007

*By:	/s/ Ion G. Varouxakis
Ion G. Varouxakis, attorney-in-fact

Authorized Representative:
By:	A. Jeffry Robinson, P.A.

By:	/s/ A. Jeffry Robinson
	Name:	A. Jeffry Robinson
	Title:	President